

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 1, 2017

Scott Sozio
Chief Executive Officer
MTech Acquisition Corp.
10124 Foxhurst Court
Orlando, FL 32836

     Re: MTech Acquisition Corp.
              Draft Registration Statement on Form S-1
              Submitted November 6, 2017
              CIK No. 377-01778

Dear Mr. Sozio:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

General, page 1

2. Please disclose here that the target business may be affiliated with your sponsor, directors and officers.

3. We note your disclosure that you will "not be limited to a particular . . . geographic region." Please clarify here and in your "Proposed Business" section that the target business may be located outside of the United States. In this regard, we note your disclosure on page 39.

The Offering, page 8

4. Please disclose here the aggregate amount of funds that will be held in the trust account if the underwriters' over-allotment option is not exercised and the amount that will be held in the trust account if the over-allotment is exercised in full.

5. Please disclose the percentage vote required to amend your charter agreement, and disclose here that that the terms of the warrants may be amended with a vote of 50% of the warrant holders. In addition, please clarify which provisions of your charter agreement you consider to be associated with "pre-business combination activity."

Proposed Business, page 57

Effecting a Business Combination, page 62

Conversion Rights, page 67

6. We note your disclosure in the second paragraph of the Conversion Rights section on page 67 that states that holders of your Class B common stock will not have conversion rights prior to this offering whether the shares of Class B common stock were "acquired prior to this offering or purchased by them in this offering or in the aftermarket." In this regard, we note that you are not offering Class B common stock in this offering and that the founder's shares will be held in escrow until one year after the date of the consummation or your initial business combination. Please revise for consistency and clarity.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551- with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor
Office of Transportation and Leisure

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP